Exemption file number 82-4953

Heineken NV

02 MAY -6 AM 8:51

P.O. Box 28, 1000 AA Amsterdam
The Netherlands
office address:
Tweede Weteringplantsoen 21
1017 ZD Amsterdam
phone: +31 (0)20 523 92 39
fax: +31 (0)20 626 35 03

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

direct phone	our reference	your reference	date
+31 20 5239591	02-010		April, 18 2002

02028772

SUPPL

Dear Sir/Madam,

Attached please find a publication of Heineken NV dated April 18, 2002.
This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV.

Yours sincerely,

J.C. van de Merbel
Director Investor Relations

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Encl.

Amsterdam, 18 April 2002

Retirement

The Executive Board and the Supervisory Board of Heineken N.V. announce that Mr S.W.W. Lubsen (58), member of the Executive Board, has expressed the wish to take advantage of the early retirement option as per 31 December 2002.

It is the intention to appoint Mr Lubsen as member of the Supervisory Board of Heineken Nederlands Beheer B.V., in which the activities of Heineken in the Netherlands are included.

Press enquiries
Manel Vrijenhoek
Telephone: +31 20 52 39 355

Investor and analyst enquiries
Jan van de Merbel
Telephone: +31 20 52 39 590